Exhibit 99.1

Telesat Reports Results for the Quarter

Ended September 30, 2014

OTTAWA, CANADA, October 30, 2014. Telesat Holdings Inc. (“Telesat”) today announced its financial results for the three and nine month periods ended September 30, 2014. All amounts are in Canadian dollars and are reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the quarter ended September 30, 2014, Telesat reported consolidated revenue of $228 million, a decrease of 4% ($10 million) compared to the same period in 2013. During the quarter, the U.S. dollar was 4% stronger than it was during the third quarter of 2013, resulting in a positive impact on the conversion of U.S. dollar denominated revenue and a negative impact on the conversion of U.S. dollar denominated expenses. When adjusted for foreign exchange rate changes, revenue decreased by 6% ($14 million) compared to the same period in 2013. The decrease was mainly related to revenue earned in the prior period from short-term services provided to another satellite operator and from the Nimiq 2 satellite, which was returned by a customer late in the third quarter of 2013.

Operating expenses of $49 million were 6% ($3 million) lower than the same period in 2013, or 8% ($4 million) lower when taking into account changes in foreign exchange rates. The reduction was mainly due to a decrease in share-based compensation expense related to stock options granted during the third quarter of 2013. Adjusted EBITDA1 was $182 million, a decrease of 5% ($10 million) compared to the same period in 2013, or a decrease of 7% ($13 million) when adjusted for foreign exchange rate changes. The Adjusted EBITDA margin1 was 80% for the third quarter of 2014 compared to 81% for the same period in 2013.

For the nine month period ended September 30, 2014, consolidated revenue was $695 million, an increase of 3% ($22 million) compared to the same period in 2013. During the first nine months of 2014, the U.S. dollar was 6% stronger than it was during the first nine months of 2013. When adjusted for foreign exchange rate changes, revenue increased by 1% ($4 million) compared to the same period in 2013. The increase was primarily due to revenue earned on the Anik G1 satellite, which entered commercial service in May 2013, partially offset by a decrease in revenue earned on the Nimiq 2 satellite and by lower equipment sales. Operating expenses were $142 million, a decrease of 6% ($9 million) compared to the first nine months of 2013 or 8% ($12 million) when adjusted for foreign exchange rate changes. This decrease was related to lower cost of equipment sales and lower expenses in certain other areas. Adjusted EBITDA1 was $563 million, an increase of 5% ($29 million) compared to the same period in 2013, or an increase of 3% ($14 million) when adjusted for foreign exchange rate changes. The Adjusted EBITDA margin1 for the first nine months of 2014 was 81% compared to 79% in the same period in 2013.

Telesat’s net loss for the quarter ended September 30, 2014 was $41 million compared to net income of $102 million for the same period in 2013. The reduction in net income was principally due to a non-cash loss on foreign exchange resulting from the Canadian dollar weakening during the quarter relative to the U.S dollar, negatively impacting the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars. The decrease was partially offset by non-cash gains on the fair value of financial instruments. For the nine month period ended September 30, 2014, net income was $39 million compared to a net income of $20 million for the same period in 2013, primarily as a result of higher revenues.

“I am pleased with our performance in the third quarter and year to date,” commented Dan Goldberg, Telesat’s President and CEO. “The market environment has been relatively stable throughout the course of the year and, as a result of our strategic focus and disciplined execution, we grew revenues, reduced operating expenses, increased Adjusted EBITDA1 and expanded our Adjusted EBITDA margin1 compared to the first nine months of last year. Our revenues remain well diversified and our industry-leading contractual backlog provides strong visibility into the stability of our future revenue and cash flow.”

•	At September 30, 2014:

o	Telesat had contracted backlog for future services of approximately $4.6 billion.

o	Fleet utilization was 91% for Telesat’s North American fleet and 83% for its international fleet.

Telesat’s report on Form 6-K for the quarter ended September 30, 2014 has been filed with the U.S. Securities and Exchange Commission (SEC) and may be accessed on the SEC’s website at www.sec.gov.

Telesat has scheduled a conference call on Thursday, October 30, 2014 at 10:30 a.m. ET to discuss its financial results for the quarter ended September 30, 2014 and other recent developments. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

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Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (866) 226-1792. Callers outside of North America should dial +1 (416) 340-2216. The conference reference number is 4181895. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on October 30, 2014, until 11:59 p.m. ET on November 13, 2014. To access the replay, please call +1 (800) 408-3053. Callers outside of North America should dial +1 (905) 694-9451. The access code is 9330944 followed by the number sign (#).

All Adjusted EBITDA and Adjusted EBITDA margins included in this release are non-IFRS financial measures, as described in the End Notes section of this release. For information reconciling non-IFRS financial measures to the most comparable IFRS financial measures, please see the consolidated financial information below.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “provides”, “visibility”, “future” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, as well as Telesat’s other filings with the United States Securities and Exchange Commission (SEC), which can be obtained on the SEC’s website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

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About Telesat (www.telesat.com)

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the company’s state-of-the-art fleet consists of 14 satellites and the Canadian payload on ViaSat-1 with another satellite under construction. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336 (ir@telesat.com)

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Telesat Holdings Inc.

Condensed Consolidated Statements of (Loss) Income

For the period ended September 30

	Three months		Nine months
(in thousands of Canadian dollars) (unaudited)	2014	2013	2014	2013
Revenue	$227,797	$237,571	$695,396	$672,769
Operating expenses	(49,054)	(51,555)	(141,853)	(150,918)
	178,743	186,016	553,543	521,851
Depreciation	(54,038)	(54,300)	(162,319)	(156,878)
Amortization	(7,686)	(8,162)	(23,157)	(24,516)
Other operating losses, net	(178)	(31)	(246)	(1,593)
Operating income	116,841	123,523	367,821	338,864
Interest expense	(53,026)	(54,723)	(160,061)	(170,602)
Loss on financing	-	-	-	(18,493)
Interest and other income	908	337	3,278	11,313
Gain (loss) on changes in fair value of financial instruments	36,420	(5,689)	24,048	11,529
(Loss) gain on foreign exchange	(123,571)	57,196	(139,433)	(110,878)
(Loss) income before tax	(22,428)	120,644	95,653	61,733
Tax expense	(18,764)	(18,378)	(56,816)	(41,967)
Net (loss) income	$(41,192)	$102,266	$38,837	$19,766

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Telesat Holdings Inc.

Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)	September 30, 2014	December 31, 2013
Assets
Cash and cash equivalents	$498,441	$298,713
Trade and other receivables	50,608	50,266
Other current financial assets	974	7,174
Prepaid expenses and other current assets	21,553	18,665
Total current assets	571,576	374,818
Satellites, property and other equipment	1,878,477	1,962,759
Deferred tax assets	7,918	10,024
Other long-term financial assets	18,598	76,006
Other long-term assets	3,347	2,765
Intangible assets	824,248	845,286
Goodwill	2,446,603	2,446,603
Total assets	$5,750,767	$5,718,261

Liabilities
Trade and other payables	$35,769	$34,484
Other current financial liabilities	120,950	164,755
Other current liabilities	97,595	122,058
Current indebtedness	58,156	57,364
Total current liabilities	312,470	378,661
Long-term indebtedness	3,391,394	3,284,502
Deferred tax liabilities	513,124	515,207
Other long-term financial liabilities	58,070	72,803
Other long-term liabilities	307,462	345,185
Total liabilities	4,582,520	4,596,358

Shareholders' Equity
Share capital	656,769	656,660
Accumulated earnings	494,840	456,013
Reserves	16,638	9,230
Total shareholders' equity	1,168,247	1,121,903
Total liabilities and shareholders' equity	$5,750,767	$5,718,261

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Telesat Holdings Inc.

Condensed Consolidated Statements of Cash Flows

For the nine months ended September 30

(in thousands of Canadian dollars) (unaudited)	2014	2013(2)
Cash flows from operating activities
Net income	$38,837	$19,766
Adjustments to reconcile net income to cash flows from operating activities
Depreciation	162,319	156,878
Amortization	23,157	24,516
Deferred tax (recovery) expense	(6,113)	6,946
Interest expense	160,061	170,602
Interest income	(2,142)	(796)
Unrealized foreign exchange loss	147,172	114,477
Gain on changes in fair value of financial instruments	(24,048)	(11,529)
Share-based compensation	8,280	9,866
Loss on disposal of assets	246	1,593
Loss on financing	-	18,493
Other	(53,911)	(37,873)
Income taxes paid	(71,554)	(11,416)
Interest paid, net of capitalized interest	(134,276)	(147,841)
Interest received	2,140	752
Repurchase of stock options and exercise of share appreciation rights	-	(1,196)
Operating assets and liabilities	71,206	67,270
Net cash from operating activities	$321,374	$380,508
Cash flows used in investing activities
Satellite programs, including capitalized interest	$(57,336)	$(42,486)
Purchase of other property and equipment	(7,741)	(6,975)
Purchase of intangible assets	(75)	(6)
Proceeds from sale of assets	311	1,022
Net cash used in investing activities	$(64,841)	$(48,445)
Cash flows used in financing activities
Repayment of indebtedness	$(52,860)	$(260,216)
Payment of premium on early retirement of indebtedness	-	(13,793)
Payment of debt issue costs	-	(810)
Proceeds from exercise of stock options	103	99
Dividends paid on preferred shares	(10)	(10)
Satellite performance incentive payments	(3,734)	(3,524)
Net cash used in financing activities	$(56,501)	$(278,254)

Effect of changes in exchange rates on cash and cash equivalents	$(304)	$510

Increase in cash and cash equivalents	$199,728	$54,319
Cash and cash equivalents, beginning of period	298,713	180,961
Cash and cash equivalents, end of period	$498,441	$235,280

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Telesat’s Adjusted EBITDA margin(1)

	Three months		Nine months
(in thousands of Canadian dollars) (unaudited)	2014	2013	2014	2013
Net (loss) income	$(41,192)	$102,266	$38,837	$19,766
Tax expense	18,764	18,378	56,816	41,967
(Gain) loss on changes in fair value of financial instruments	(36,420)	5,689	(24,048)	(11,529)
Loss (gain) on foreign exchange	123,571	(57,196)	139,433	110,878
Interest and other income	(908)	(337)	(3,278)	(11,313)
Loss on financing	-	-	-	18,493
Interest expense	53,026	54,723	160,061	170,602
Depreciation	54,038	54,300	162,319	156,878
Amortization	7,686	8,162	23,157	24,516
Other operating losses, net	178	31	246	1,593
Special compensation, benefits expense and severance payments	573	521	1,105	2,184
Non-cash expense related to share-based compensation	2,657	5,023	8,280	9,866
Adjusted EBITDA	$181,973	$191,560	$562,928	$533,901

Revenue	$227,797	237,571	$695,396	$672,769
Adjusted EBITDA Margin	79.9%	80.6%	81.0%	79.4%

End Notes

1          The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from the timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors in making comparisons of operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

2          A change in accounting policy for the year ended December 31, 2013 has resulted in a change to the 2013 comparative figures on the condensed consolidated statements of cash flows. For more information on the impact of this change, please refer to Note 3 of Telesat’s unaudited interim condensed consolidated financial statements, filed with the SEC on a Form 6-K dated today.

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